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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                           UNAPIX ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904270105
           -----------------------------------------------------------
                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 22, 1996
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                 -----------------------
CUSIP NO. 904270105                                         PAGE 2 OF ____ PAGES
------------------------                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        --
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      966,666.7(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                            --
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                    966,666.7(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            --
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [X]


-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            --
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-------------------------------------------------------------------------------------------------------------------



--------

1. Ernest P. Werlin disclaims beneficial ownership of all shares or Units owned by other persons.

                                  SCHEDULE 13D

------------------------                                 -----------------------
CUSIP NO. 904270105                                         PAGE 3 OF ____ PAGES
------------------------                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                    644,444.5(1)
     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      966,666.7(1)
        EACH        ---------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                        644,444.5(1)
                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                    966,666.7(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        644,444.5(1)
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           10.9%
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
-----------------------------------------------------------------------------------------------------------------


--------

1.The High View Fund, L.P. disclaims beneficial ownership of all shares or Units owned by other persons.

                                  SCHEDULE 13D

------------------------                                 -----------------------
CUSIP NO. 904270105                                         PAGE 4 OF ____ PAGES
------------------------                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                    The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                    322,222.2(1)
     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      966,666.7(1)
        EACH        ---------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                        322,222.2(1)
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                    966,666.7(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        322,222.2(1)
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           5.8%
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            00
-----------------------------------------------------------------------------------------------------------------

--------

1. The High View Fund disclaims beneficial ownership of all shares or Units owned by other persons.

                                  SCHEDULE 13D

------------------------                                 -----------------------
CUSIP NO. 904270105                                         PAGE 5 OF ____ PAGES
------------------------                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        --
     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      966,666.7(1)
        EACH        ---------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                            --
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                    966,666.7(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            --
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            --
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------


--------

1. Andrew M. Brown disclaims beneficial ownership of all shares or Units owned by other persons.

                           UNAPIX ENTERTAINMENT, INC.
                              (CUSIP NO. 904270105)

ITEM 1.   SECURITY AND ISSUER.

               This statement relates to units (the "Units") issued by Unapix Entertainment, Inc. (the "Issuer" or "Company"), each of which consists of (i) one 10% convertible subordinated note in the principal amount of $250,000 which is convertible into shares of the Company's common stock, $.01 par value per share ("Common Stock") at a price of $4.50 per share and (ii) warrants to purchase up to 25,000 shares of Common Stock at an exercise price of $6.00 per share. The address of the principal executive offices of the Issuer is 500 Fifth Avenue, New York, New York 10110.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

               This statement is being filed on behalf of the High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The sole general partner of the Delaware Fund is High View Capital Corporation, a Delaware corporation ("HVCC"). HVCC's principal business is to act as general partner to the Delaware Fund. The business address for the Delaware Fund and HVCC is c/o HVCC, 150 East 52nd Street, Suite 1800, New York, New York 10022.

               The sole stockholder of voting stock and the sole director of HVCC is Ernest P. Werlin. Mr. Werlin is the President and Treasurer of HVCC. Mr. Werlin is a United States citizen. The only other executive officer of HVCC is Andrew M. Brown, the Secretary of HVCC.

               This statement is also being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Cedric L. Carroll. Ms. McDeigan-Eldridge and Mr. Carroll are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas.

               The investment manager to the Cayman Fund is High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund and its business address is 150 East 52nd Street, Suite 1800, New York, New York 10022.

               The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is the President and Treasurer of HVAM. Andrew Brown is the Secretary and Vice President of HVAM.

               This statement is also being filed on behalf of Mr. Werlin. Mr. Werlin's present principal occupation is as the director, President and Treasurer of each of HVCC and HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 150 East 52nd Street, Suite 1800, New York, New York 10022.

               This statement is also being filed on behalf of Mr. Brown. Mr. Brown's principal business is as Secretary of HVCC and as Secretary and Vice President of HVAM. Mr. Brown's business address is c/o HVCC, 150 East 52nd Street, Suite 1800, New York, NY 10022. Mr. Brown is a United States citizen.

               No person disclosed in response to this Item 2, including the Delaware Fund, the Cayman Fund, Mr. Werlin and Mr. Brown, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or been subject to a judgment, decree or final orders enjoining future violations of, or prohibiting or maintaining activities subject to federal or state securities laws or finding any violation with respect to such laws.

               Mr. Werlin and Mr. Brown are making this filing because they may each be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of the shares of Common Stock held by each of the Delaware Fund and the Cayman Fund. Mr. Werlin and Mr. Brown disclaim beneficial ownership of all Units owned by other persons and of all shares of Common Stock which such Units could be converted into and/or used to purchase.

               The Delaware Fund and the Cayman Fund are making this filing, along with Mr. Werlin and Mr. Brown, because such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships described in this Item 2. Each of such persons disclaims beneficial ownership of the shares owned by any other person and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Delaware Fund acquired 8 Units in a private placement on October 22, 1996, for a total purchase price of $2,000,000, and the Cayman Fund acquired 4 Units in a private placement on October 22, 1996 for a total purchase price of $1,000,000. The Units held by the Delaware Fund may be converted into and/or used to purchase up to 644,444.5 shares of Common Stock, and the Units held by the Cayman Fund may be converted into and/or used to purchase up to 322,222.2 shares of Common Stock. The $2,000,000 used by the Delaware Fund to purchase the 8 Units and the $1,000,000 used by the Cayman Fund to purchase the 4 Units were obtained from the working capital of the Delaware Fund and the Cayman Fund, respectively.

ITEM 4.   PURPOSE OF TRANSACTION.

               The Delaware Fund and the Cayman Fund hold their respective Units to which this statement on Schedule 13D relates for purposes of investment. At the present time, neither the Delaware Fund nor the Cayman Fund have any plans to purchase additional Units or to transfer Units or to exercise any conversion or purchasing rights granted by the Units. Except as disclosed in this Item 4, neither the Delaware Fund nor the Cayman Fund have current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) and (b)

               Mr. Werlin and Mr. Brown may be deemed to beneficially own 12 Units which could be converted into and/or used to purchase up to 966,666.7 shares of Common Stock, which would constitute 15.6% of the outstanding class of Common Stock.

               Mr. Werlin is the sole shareholder and director of HVCC, which is the general partner of the Delaware Fund. For purposes of Rule 13(d) under the Act, HVCC may be deemed to be the beneficial owner of the Units held by the Delaware Fund, which could be converted into and/or used to purchase up to 644,444.5 shares of Common Stock. For purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the Units held by the Delaware Fund and attributed to HVCC by virtue of HVCC's position as the general partner of the Delaware Fund. The Delaware Fund holds Units which could be converted into and/or used to purchase up to 644,444.5 shares of Common Stock which would constitute 10.9% of the outstanding class of Common Stock. On account of the relationships described in Item 2 and this Item 5, Mr. Werlin and Mr. Brown may be deemed to share with the Delaware Fund and HVCC voting and dispositive power over the shares of Common Stock which the Units held by the Delaware Fund could be converted into and/or used to purchase. Mr. Werlin and Mr. Brown disclaim beneficial ownership of all Units owned by other persons and of all shares of Common Stock which such Units could be converted into and/or used to purchase.

               Mr. Werlin is also the sole shareholder and director of HVAM, which serves as the investment manager to the Cayman Fund. For purposes of Rule 13(d) under the Act, HVAM may be deemed to be the beneficial owner of the Units held by the Cayman Fund, which could be converted into and/or used to purchase up to 322,222.2 shares of Common Stock. For purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the Units which are attributed to HVAM by virtue of HVAM's position as the investment manager to the Cayman Fund. The Cayman Fund holds Units which could be converted into and/or used to purchase up to 322,222.2 shares of Common Stock which would constitute 5.8% of the outstanding class of Common Stock. On account of the relationships described in Item 2 and this Item 5, Mr. Werlin and Mr. Brown may be deemed to share with the Cayman Fund and HVAM voting and dispositive power over the Units held by the Cayman Fund, which could be converted into and/or used to purchase shares of Common Stock. Mr. Werlin and Mr. Brown disclaim beneficial ownership of all Units owned by other persons and of all shares of Common Stock which such Units could be converted into and/or used to purchase.

               By reason of the relationships described in Item 2 and this Item 5 above, Mr. Werlin, Mr. Brown, the Delaware Fund and the Cayman Fund may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Each of (i) HVCC by virtue of being the sole general partner of the Delaware Fund, (ii) HVAM by virtue of being the investment manager to the Cayman Fund,
(iii) Mr. Werlin by virtue of being the sole stockholder of voting stock of HVCC and HVAM and (iv) Mr. Brown by virtue of being an executive officer of HVCC and HVAM and by virtue of the relationships described in Item 2 and this Item 5, may be deemed to share voting and dispositive power with respect to the Units owned by the Delaware Fund and the Cayman Fund and with respect to the shares of Common Stock which such Units could be converted into and/or used to purchase. Each of the Cayman Fund and the Delaware Fund, by virtue of the relationships described in Item 2 and this Item 5, may be deemed to share voting and dispositive power with respect to the Units, and the Common Stock which such Units could be converted into and/or used to purchase, owned by each of the Delaware Fund and the Cayman Fund. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-11(a)(1) thereunder), the beneficial owner of any Units held by other members of any such group or of any shares of Common Stock which such Units could be converted into and/or used to purchase. Additionally, the persons named herein disclaim membership in a group.

               (a) Except as set forth above, no transactions in shares of Common Stock were effected in the past 60 days by any person or entity disclosed in Item 2.

               (b)    Not applicable.

               (c)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.



                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  October  31, 1996              /s/ ERNEST P. WERLIN
                                       -----------------------------
                                       Ernest P. Werlin



                                       /s/ ANDREW M. BROWN
                                       ------------------------------
                                       Andrew M. Brown


                                       THE HIGH VIEW FUND, L.P.

                                       By: High View Capital Corporation



                                       By: /s/ ERNEST P. WERLIN
                                           ---------------------------
                                           Ernest P. Werlin
                                           President


                                           THE HIGH VIEW FUND



                                       By: /s/ CEDRIC L. CARROLL
                                           ---------------------------
                                           Cedric L. Carroll
                                           Director


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